Exhibit 28 (b)

To Our Shareholders:

The Company had net income of $139,000 in the first quarter ended
October 28, 1995, an increase of 67% over the prior year.

Sales in the first quarter were $166,522,000. This is a slight decrease from the prior year as the Easton store was opened for a short period of time in the prior fiscal year. Same store sales were flat in the first quarter as the effects of new competitive entries were offset by improved sales at two stores remodeled last year.

Gross margins as a percentage of sales increased to 24.6% in the current quarter compared with 24.3% in the corresponding quarter one year ago. This improvement in gross margins was primarily due to an improved mix of sales in higher margin departments and aggressive buying practices.

Operating and administrative expense as a percentage of sales increased to 22.7% compared to 22.3% in the prior year. This increase was due to higher coupon and supply costs. Coupon costs were higher in response to new competitive entries. Higher supply costs reflect the increased cost of paper bags that began during the prior fiscal year.

The Company is currently expanding and remodeling its Absecon store. In addition, the Company continues to seek approval for a new superstore in Westfield and Garwood, New Jersey.

The table on the next page summarizes Village's results for the quarter ended October 28, 1995.

                                   Respectfully,


Perry Sumas,                       James Sumas,
President                          Chairman of the Board

December 8, 1995

                                   INCOME STATEMENT DATA
                              13 Weeks Ended      13 Weeks Ended
                              October 28, 1995    October 29, 1994
Sales                         $166,522,000        $167,366,000
Net Income                    $    139,000        $     83,000
Net Income Per Share          $        .05        $        .03

                                   BALANCE SHEET COMPARISONS

                              October 28, 1995    July 29, 1995
Current Assets                $ 34,758,000        $ 40,284,000
Current Liabilities           $ 41,053,000        $ 44,039,000
Net Working Capital (Deficit) $ (6,295,000)       $ (3,755,000)
Long Term Debt                $ 31,511,000        $ 34,852,000
Stockholders' Equity          $ 53,140,000        $ 53,001,000